AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO.  26864
FOR THE QUARTER ENDED JUNE 30, 1998

1)   Aggregate Investment, for which there is recourse to AEP
     Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign
     Utility Companies (FUCO)

EWG - None

FUCO - Total Investment       $450,133,000

Components of statement of aggregate investment in FUCO is filed under confidential treatment pursuant to Rule 104(b).

2)   Aggregate Investment as a Percentage of the Following Items

                            (in thousands)              %

Total Capitalization          $10,997,050*             4.1%
Net Utility Plant              11,629,338              3.9%
Total Assets                   17,812,235              2.5%
Market Value of Common Equity   8,660,671              5.2%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)   Consolidated Capitalization Ratio

                            (in thousands)              %

Short-term Debt               $   506,275
Long-term Debt                  5,556,798*
  Total Debt                    6,063,073             55.1%

Preferred Stock                   173,955              1.6%

Common Stock                    1,299,147
Paid-in Capital                 1,815,409
Retained Earnings               1,645,466
  Total Common Equity           4,760,022             43.3%

Total Capitalization          $10,997,050            100.0%

* Includes Long-term Debt Due Within One Year.

AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
               QUARTERLY REPORT PER REQUIREMENTS
           OF HOLDING COMPANY ACT RELEASE NO.  26864
               FOR THE QUARTER ENDED JUNE 30, 1998

4)   Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share               $45-3/8
Book Value per Share                         $24.94

Market-to-book Ratio of Common Stock           181.9%


5)   Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)   Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following FUCO's are filed under confidential treatment pursuant to Rule 104(b):

     Yorkshire Electricity Group plc
     Nanyang General Light Electric
     Pacific Hydro Ltd.

            CONFIDENTIAL TREATMENT REQUESTED BY AEP

AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
               QUARTERLY REPORT PER REQUIREMENTS
           OF HOLDING COMPANY ACT RELEASE NO.  26864
                           (UNAUDITED)




COMPONENTS OF STATEMENT OF AGGREGATE INVESTMENT IN FUCO

                                                   (in thousands)
FUCO

Yorkshire Electricity Group plc                        $362,967

Nanyang General Light Electric                           77,856

Pacific Hydro Ltd.                                        9,310

Total Investment iN FUCO's                             $450,133




STATEMENT OF ANALYSIS OF GROWTH IN RETAINED EARNINGS

                                                   (in thousands)

Beginning Retained Earnings - January 1, 1998        $1,605,017

Earnings (Loss) Attributable to FUCO's/EWG's             (3,898)

Earnings Attributable to Other Subsidiaries             272,569

Less Dividends                                         (228,221)

Other                                                        (1)

Ending Retained Earnings - June 30, 1998             $1,645,466